Via Facsimile and U.S. Mail
Mail Stop 6010

October 23, 2008

Mr. Robert Taub
Chief Executive Officer
Omrix Biopharmaceuticals, Inc.
One Rockefeller Plaza, Suite 2322
New York, NY 10020

Re: Omrix Biopharmaceuticals, Inc.
Form 10-K for the Year Ended December 31, 2007
Form 10-Q for the Quarter Ended March 31, 2008
Form 10-Q for the Quarter Ended June 30, 2008
File No. 000-51905

Dear Mr. Taub:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Carlton Tartar
Branch Chief